

12014589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

1A

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- *67878*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kingsbury Capital LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1560 Sherman Ave, Suite 803

(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Vellon   312-380-5302

                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.

(Name – *if individual, state last, first, middle name*)

125 E. Lake Street Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, William D. Vellon _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kingsbury Capital, LLC _____, as of December 31 _____, 20 11 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

Managing Director
_____
Title

FEB - 9 2012

_____
Notary Public

OFFICIAL SEAL
MARIA ORTIZ
Notary Public - State of Illinois
My Commission Expires Jun 12, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Kingsbury Capital, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2011



KINGSBURY CAPITAL

Kingsbury Capital, LLC • Kingsbury Capital Investment Advisors

Subject: 2011 Annual Report

Please find attached your copy of the 2011 Annual Report of Kingsbury Capital, LLC.

This report has been prepared by an independent certified public accountant and contains a summary of Kingsbury Capital, LLC's financial activity for the year ended December 31, 2011.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,

William D. Vellon
Managing Member
Kingsbury Capital, LLC

Date signed ___FEB 06, 2012___

Kingsbury Capital, LLC

CONTENTS

MICHAEL COGLIANESE CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITORS' REPORT

To the Members of Kingsbury Capital, LLC

We have audited the accompanying statement of financial condition of Kingsbury Capital, LLC (the "Company"), as of December 31, 2011, and the related statements of operations, cash flows and changes in members' equity for the year ended December 31, 2011 that you are filing pursuant to Rule 17-a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingsbury Capital, LLC as of December 31, 2011, and the results of its operations and changes in its members' equity and its cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the other schedules contained in Schedule I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17-a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 31, 2012

Kingsbury Capital, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

Assets

Cash and cash equivalents	$	36,370
Marketable securities		8,100
Property and equipment, net		10,472
Other assets		7,168
Total assets	$	62,110

Liabilities and members' equity

Liabilities		
Accrued liabilites	$	3,000
Deferred rent		10,950
Total liabilities		13,950
Members' equity		
Members' equity		49,382
Accumulated other comprehensive gain (loss)		(1,222)
Total members' equity		48,160
Total liabilities and members' equity	$	62,110

Kingsbury Capital, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2011

Revenue		
Commissions and fees	$	194,291
Net realized gain (loss) from marketable securities		(6,097)
Other income		14,756
Total revenue		202,950
Expenses		
Commission expense		155,672
Professional and consulting fees		12,476
Regulatory fees and expenses		8,959
Rent		10,932
Other operating expenses		31,848
Total expenses		219,887
Net Income (loss)	$	(16,937)

Kingsbury Capital, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2011

	Members' Equity		Accumulated Other Comprehensive (Loss)		Total
Members' equity, beginning of year	$	67,863	$	(8,707) $	59,156
Member contributions		-		-	-
Member withdrawals		-		-	-
Adjustment to prior period		(1,544)		-	(1,544)
Comprehensive income					
Net income (loss)		(16,937)			(16,937)
Net unrealized gain (loss) from marketable securities		-		7,485	7,485
Members' equity, end of year	$	49,382	$	(1,222) $	48,160

Kingsbury Capital, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2011

Cash flows from operating activities		
Net Income (loss)	$	(16,937)
Adjustments to reconcile net income (loss) to net cash provided by (used) by operating activities:		
Depreciation expense		2,975
Amortization of deferred rent		(2,594)
Net realized loss from marketable securities		6,097
(Increase) decrease in assets:		
Other assets		410
Increase (decrease) in liabilities:		
Accrued liabilites		3,000
Net cash provided (used) by operating activities		(7,049)
Cash flows from investing activities		
Proceeds from sale of marketable securities		60,660
Purchases of marketable securities		(29,770)
Net cash provided (used) by investing activities		30,890
Net change in cash and cash equivalents		23,841
Cash and cash equivalents, beginning of year		12,529
Cash and cash equivalents, end of year	$	36,370

Kingsbury Capital, LLC

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Kingsbury Capital, LLC (the "Company") was formed as a limited liability company under the laws of the State of Illinois in July 2007. The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company conducts business primarily with retail customers and transacts business solely in private placements. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Marketable Securities

The Company classifies its investments in marketable securities as available-for-sale. As of December 31, 2011, the Company held $8,100 in securities that are classified as marketable securities on the Statement of Financial Condition. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings and unrealized gains and losses are reported on the Statement of Changes in Members' Equity as a component of accumulated other comprehensive income (loss).

Fair Value- Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Kingsbury Capital, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value- Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

As of December 31, 2011, all of the Company's investments were Level 1 within the fair value hierarchy. During the year ended December 31, 2011 there were no transfers into or out of Level 1.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the term of the lease.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Kingsbury Capital, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies (continued)

Revenue Recognition

The Company's primary source of revenue is fees derived from introducing investors to subscribe to various private placements of securities, which are carried in the investor's name/title. Placement fee revenues are recognized upon receipt of the fees or when the investor's fully-funded subscription is accepted by the issuer.

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2011. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company's net capital was approximately $37,000 which exceeded the requirement by approximately $32,000.

3. Related party transactions

The Company has an Expense Sharing Agreement with Kingsbury Capital Investment Advisors, LLC, a company under common ownership. In accordance with the Expense Sharing Agreement, 50% of the costs subject to the Expense Sharing Agreement were included as expenses in the Statement of Operations.

Kingsbury Capital, LLC

NOTES TO FINANCIAL STATEMENTS

4. Lease commitments

The Company has a non-cancelable operating lease for office space that expires in August 2015. The Company entered into the lease agreement with a related party, who will be responsible for half of the rent payments. The future minimum annual commitments under the lease should the related party terminate and minimum annual commitments due under the lease with the related party continuing its payments are as follows:

Year	Maximum Potential Liability	Reduced Liability
2012	$22,134	$11,067
2013	22,472	11,236
2014	22,809	11,405
2015	15,384	7,692
Total	$82,799	$41,400

The operating lease provides for annual rent increases, a rent holiday and a leasehold improvement incentive. In accordance with ASC 840, the Company has recorded a deferred rent liability in order to recognize rent expense on a straight line basis over the term of the lease. A prior period adjustment of $1,544 was made to record the deferred rent associated with the rent holiday and annual increases as of the beginning of the year. The leasehold improvement incentive has been recorded as a leasehold improvement and as deferred rent, both of which are being amortized over the term of the lease.

5. Subsequent events

These financial statements were approved by management and available for issuance on January 31, 2012. Subsequent events have been evaluated through this date.

From January 1, 2012 through January 31, 2012, the Company had additional capital withdrawals of $4,400.

Kingsbury Capital, LLC

SUPPLEMENTAL INFORMATION

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	48,160
Less: Non allowable assets		(8,211)
Net capital		39,949
Haircut on securities		(3,240)
Adjusted net capital		36,709
Net minimum capital requirement of 6.67% of aggregate indebtedness of $5,000 or $5,000 whichever is greater		5,000
Excess net capital	$	31,709

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2011	$	33,583
Decrease in prior period adjustment for deferred rent, (Box 1205)		3,437
Current year adjustment to deferred rent, (Box 1205)		(312)
Rounding		1
Net capital per above computation	$	36,709

Kingsbury Capital, LLC

SUPPLEMENTAL INFORMATION

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

Deferred Rent, (Box 1205)	$ 3,437		
Retained Earnings		$	3,437
Decrease prior period adjustment for deferred rent			
Member's Equity	$ 312		
Deferred Rent, (Box 1205)		$	312
Adjust 2011 deferred rent amortization			
Other assets-non allowable, (Box 735)	$ 2,250		
Members' Equity		$	2,250
Reclass advance on commissions			

MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Members
Kingsbury Capital, LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7T to the Securities Investor Protection Corporation (SIPC) for the period of January 1, 2011 to December 31, 2011, which were agreed to by Kingsbury Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Kingsbury Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kingsbury Capital, LLC's management is responsible for Kingsbury Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7T for the period from January 1, 2011 to December 31, 2011 noting no differences;

3. There were no adjustments reported in Form SIPC-7T thus no differences noted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences; and

5. There was no application of overpayment, thus no difference between the current assessment and original computation.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 31, 2012

12

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended __12__/__31__ 20__11__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067878 FINRA   DEC
KINGSBURY CAPITAL LLC   19*19
ONE ROTARY CENTER
1560 SHERMAN AVE STE 803
EVANSTON IL 60201-4808

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __523.—__

B. Less payment made with SIPC-6 filed (exclude interest)   (__220.74__)

__08/05/2011__
Date Paid

C. Less prior overpayment applied   (__—__)

D. Assessment balance due or (overpayment)   __302.06__

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum   __—__

F. Total assessment balance and interest due (or overpayment carried forward) $ __302.06__

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $ __302.06__

H. Overpayment carried forward $(__—__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
__N/C__

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KINGSBURY CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

WILLIAM D VOLLUM
(Authorized Signature)

Dated the __30th__ day of __JANUARY__ 20__12__

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

13

DETERMINATION OF "SIPC NET OPERATING REVENUES",
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) $ 209047. —

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. —

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C) —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions 0

2d. SIPC Net Operating Revenues $ 209047. —

2e. General Assessment @ .0025 $ 523. —

(to page 1, line 2.A.)

14

MICHAEL COGLIANESE CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

Members
Kingsbury Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Kingsbury Capital, LLC (the "Company") for the year ended December 31, 2011, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g) (I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(I1) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payments for securities under Section 8 of 1 Reserve T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2011, and this report does not affect our report thereon dated January 31, 2012.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should run be used by anyone other than these specified parties

Michael Cogliana CPA, PC

Bloomingdale, IL
January 31, 2012